Orbis
Grupa Hotelowa

Warszawa , 2007-07-12

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 21/2007.
Best regards

Krzysztof Gerula

I Vice President

dlw 8/13

Current report no 21/2007

"Orbis" S.A. with its corporate seat at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that it has today received a notification from the President of the Management Board concerning a transaction of sale of 4000 "Orbis" S.A. shares at the price of PLN 83.78, executed on July 9, 2007, which notification is annexed hereto.

"Orbis" S.A.
ul. Bracka 16
00-028 Warszawa

Reg.: Information provided under Article 160 of the Act on Trading in Financial Instruments dated June 29, 2005.*)

Row no.	INFORMATION	Field to fill	
1	NAME OF A PERSON OBLIGED TO FILE THE INFORMATION	JEAN-PHILIPPE SAVOYE	
2	NAME OF A PERSON OR COMPANY CLOSELY RELATED TO THE OBLIGED PERSON **	____________	
3	REASON FOR FILING OF THE INFORMATION INCLUDING LEGAL RELATIONSHIP BETWEEN THE PERSON OBLIGED TO FILE THE INFORMATION AND „ORBIS" S.A.	PRESIDENT OF THE MANAGEMENT BOARD OF ORBIS S.A.	
4	FINANCIAL INSTRUMENT AND ISSUER COVERED BY THE INFORMATION	ORBIS S.A. SHARES	
5	TRANSACTION TYPE AND EXECUTION MODE	(PURCHASE OR SALE)	TRANSACTION EXECUTION MODE
		SALE	ORDER
6	DATE AND PLACE OF EXECUTION OF THE TRANSACTION	JULY 9, 2007, WARSAW	
7	TRANSACTION PRICE AND VOLUME	PRICE	VOLUME
		PLN 83,78	4,000
8a	DATE AND PLACE OF PREPARATION OF THE INFORMATION	JULY 11, 2007, WARSAW	
8b	SIGNATURE OF THE PERSON PROVIDING THE INFORMATION	*/handwritten illegible signature/*	

I hereby agree to disclose my name herein provided in row no. 1 in accordance with Article 56 Section 1 of the Act on Trading (*lack of a signature shall be construed as a refusal to publicly disclose the name provided in row no. 1):*

/handwritten illegible signature/

(signature)

*) **Information shall be provided in writing to "Orbis" S.A. and to the PFSA, at the same time and in a manner ensuring their confidentiality, not later than 5 business days from the applicable transaction date..**

**) Fill, if the provided information is related to the acquisition or disposal transaction performed by persons closely related to the obliged person, as defined in Article 160 Section 2 of the Act on Trading in Financial Instruments, with the exception of name of a person closely related to the obliged person.

Grupa Hotelowa

Warszawa , 2007-07-12

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 20/2007.
Best regards

Krzysztof Gerula

I Vice President

"Orbis" S.A. with its corporate seat at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby conveys information concerning the award (up-date) of a rating to „Orbis" S.A.: Fitch Ratings - Warsaw / London – July 11, 2007: Fitch Ratings has affirmed Orbis SA's ("Orbis group"), Poland's largest hotel company, National Long-term rating at 'BBB+(pol) (triple-B-plus (pol))' with Stable Outlook. The rating reflects the Orbis group's moderate financial policy, below-average business profile for a hotel company and sizeable capital expenditure ("capex") programme for 2007-2011. The rating also reflects the strong business relationship between Orbis and its strategic partner, France's Accor SA (rated 'BBB'/Stable Outlook on the international rating scale). However, the rating does not factor in any direct financial support from Accor. The Orbis group has a low financial leverage (lease-adjusted net debt / EBITDAR stood at 1.5x at YE06) when compared to other hotel companies rated by Fitch (mostly between 3x to 6x). However, the rating also reflects the group's exposure to a single country and insufficient asset quality of part of the hotel portfolio, which unfavourably affects the group's operating ratios (such as occupancy rate). The rating also reflects the group's high exposure to business cycles on the back of its high operating leverage, given that virtually all of its hotels are either owned or leased on fixed payment terms. The Stable Outlook reflects expectations that an increase in debt due to the company's sizeable capex programme will be matched with higher EBITDA generation from an enlarged hotel portfolio and a more solid business profile. In Fitch's view, Orbis's strategy of refocusing from mid-scale to economy hotels should improve the group's business profile and make it better positioned to reap the benefits of expected increase in demand for economy hotel services in Poland. The strategy addresses the key weakness of the Orbis group: some of Orbis-branded hotels drag down the group's operating performance and suffer from underinvestment. These hotels will either be converted into Accor branded hotels or disposed of. In June 2007, Orbis disclosed an increase in its five-year capex plan. The new plan allows for expenditures of PLN1.4bn for 2007-2011 versus PLN862m for 2006-2010. The group plans to build 39 new hotels by 2011 compared to 29 hotels planned originally. The 2007-2011 capex programme will be funded by a combination of operating cash flows (47% of capex), debt (24%) and disposal of assets (29%). The current rating assumes that the Orbis group will not considerably raise its leverage from levels seen at YE06 despite the increase in the capex plan. The Orbis group's profitability and funds from operations ("FFO") continue to improve on the back of stronger results of its hotel segment. In 2006, FFO grew 35% to PLN176m. This positive trend was sustained in Q107. In 2006, the group's lease-adjusted debt increased 1% to PLN436m. The Orbis group has ample liquidity. At end-March 2007, it had cash of PLN74m against short-term debt maturities of PLN46m. In addition, the group has unused credit facilitates (PLN191m available at YE06), which are expected to co-fund its capex programme. Contact: Arkadiusz Wicik, Warsaw, Tel: +48 22 338 62 86; Johnny DaSilva, Paris, +33 1 44 29 91 36. Note to Editors: Fitch's National ratings provide a relative measure of creditworthiness for rated entities in countries with relatively low international sovereign ratings and where there is demand for such ratings. The best risk within a country is rated 'AAA' and other credits are rated only relative to this risk. National ratings are designed for use mainly by local investors in local markets and are signified by the addition of an identifier for the country concerned, such as 'AAA(pol)' for National ratings in Poland. Specific letter grades are not therefore internationally comparable. Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com. Published ratings, criteria and methodologies are available from this site, at all times. Fitch's code of conduct, confidentiality, conflicts of interest, affiliate firewall, compliance and other relevant policies and procedures are also available from the 'Code of Conduct' section of this site.

END